FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	**June**	**2005**
Commission File Number	**0-29898**	

Research In Motion Limited
(Translation of registrant's name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	
1	Annual Report to Shareholders for the fiscal year ended February 26, 2005

DOCUMENT 1


BlackBerry

Research In Motion **Annual Report 2005**

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

- third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to enhance current products and develop and introduce new products;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
- RIM's dependence on its carrier partners to grow its BlackBerry subscriber base;
- RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
- competition;
- effective management of growth and ongoing development of RIM's service and support operations;
- a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- risks associated with RIM's expanding foreign operations;
- RIM's dependence on a limited number of significant customers;
- fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
- reliance on third-party network developers;
- foreign exchange risks;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- the continued quality and reliability of RIM's products;
- RIM's ability to manage production facilities efficiently;
- dependence on key personnel;
- continued use and expansion of the Internet;
- regulation, certification and health risks; and
- tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Innovative Solutions

BlackBerry® keeps you in touch while you're on the go with "push"-based technology that automatically delivers email and other data to your mobile device. It combines award winning devices, software and services to keep mobile professionals in touch with the people, data and resources that drive their day.



RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server™ and BlackBerry Internet Service™. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the BlackBerry wireless device product line, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Research
In Motion

RIM continues to lead the market it pioneered with simply the best wireless solution for organizations with mobile workforces that require access to enterprise information and communications while on the go.



2005 Achievements

- Revenue growth of 127% – surpassed $1 billion in annual revenues for the first time.
- Doubled the BlackBerry subscriber base to more than 2.5 million users.
- Launched several new devices including the BlackBerry 7750™, BlackBerry 7290™, BlackBerry 7250™, BlackBerry 7520™, the new prosumer BlackBerry 7100™ Series and previewed a new BlackBerry handheld for WLAN networks.
- Introduced a significant upgrade to BlackBerry Enterprise Server v4.0 for Microsoft® Exchange.
- Expanded market opportunity through BlackBerry Enterprise Server launches for IBM® Lotus® Domino® 7.0 and Novell® GroupWise®.
- Increased our global presence with over 25 new carrier launches around the world.
- Received FIPS 140-2 Security Certification and ISO 9001 registration.

Deployed by tens of thousands of organizations around the world, BlackBerry has evolved into a global wireless data platform that supports a wide range of applications on a variety of proprietary and third party devices. We believe that we are still in the early days of this market and that there is a tremendous opportunity ahead of us.




RIM Annual Revenue
(in millions of U.S. dollars)
221.3
294.1
306.7
594.6
1350.4
01
02
03
04
05


BlackBerry Subscriber Base
(in thousands)
165
321
534
1069
2510
01
02
03
04
05



Three year historical summary

(in thousands of U.S. dollars, except per share amounts)	February 26, 2005	February 28, 2004	March 1, 2003
		U.S. GAAP (note 1)	
Statement of Operations Data			
Revenue	$ 1,350,447	$ 594,616	$ 306,732
Gross margin	714,533	271,251	119,443
Research & development and selling, general and administration	291,910	171,130	160,894
Amortization	35,941	27,911	22,324
Restructuring charges	–	–	6,550
Litigation	352,628	35,187	58,210
Investment income	37,107	10,606	11,430
Income (loss) before income taxes	71,161	47,629	(117,105)
Provision for (recovery of) income taxes	(142,226)	(4,200)	31,752
Net income (loss)	$ 213,387	$ 51,829	$ (148,857)
Earnings (loss) per share			
Basic	$ 1.14	$ 0.33	$ (0.96)
Diluted	$ 1.09	$ 0.31	$ (0.96)
Operating Data (percentage of revenue)			
Gross margin	52.9%	45.6%	38.9%
Research and development	7.5%	10.5%	18.2%
Selling, marketing and administration	14.1%	18.2%	34.2%
Balance Sheet Data			
Cash, cash equivalents, short-term investments and investments	$ 1,679,717	$ 1,495,704	$ 534,869
Total assets	$ 2,620,994	$ 1,936,777	$ 865,814
Shareholders' equity	$ 1,983,676	$ 1,721,662	$ 710,939

Fellow Shareholders

Fiscal 2005 was an exceptional year for Research In Motion. Our subscriber base more than doubled to over 2.5 million and revenue also more than doubled to over $1.3 billion.



We expanded distribution with carrier partners, brought to market a new generation of BlackBerry devices including the award-winning BlackBerry 7100 Series, helped partners launch several BlackBerry-enabled devices through our BlackBerry Connect™ and BlackBerry Built-In™ licensing programs, introduced BlackBerry Enterprise Server (BES) v4.0 software, added support for Novell GroupWise, and achieved a marked increase in the number of third party applications working in conjunction with BlackBerry Mobile Data Service™ (MDS). We also continued to expand and strengthen our execution capabilities in Waterloo and around the world in all functional areas.

We are very encouraged by our subscriber growth in fiscal 2005. North America continues to represent the majority of our subscriber base and is the biggest contributor to net additions, but our efforts in Europe and Asia are beginning to pay off as well. Over 20% of our subscriber base is now outside North America and we expect that percentage to grow in fiscal 2006. The majority of our subscribers are still in large enterprises and that market opportunity continues to be very strong with relatively low penetration and very little competition. BlackBerry Internet Service (BIS) is beginning to grow significantly through retail channels and we believe that retail distribution will contribute a large portion of our growth this year, across all geographical markets. Already in fiscal 2006 we have surpassed 3 million total subscribers and our sights continue to be set on racing to the 5 million and 10 million subscriber milestones.

Finance & Administration

Fiscal 2005 was marked by strong revenue and earnings growth driven by increasing gross margins and prudent cost management. While hardware represented the largest percentage of revenue last year, both service and software revenue, particularly with the introduction of BlackBerry Enterprise Server v4.0 last fall, are increasingly contributing to the top-line growth and margin expansion.

Net income in fiscal 2005 grew substantially. Diluted earnings per share for fiscal 2005 increased 252% over the prior fiscal year. Factors contributing to this performance were strong revenue growth, increased gross margins and effective operating expense management. Gross margin performance during the year was impacted primarily by shifts in product mix and ongoing economies of scale in our hardware and services businesses. We expect earnings to continue to grow in fiscal 2006.



Operating expenses decreased as a percentage of sales in fiscal 2005 as top-line growth outpaced the growth in Sales, Marketing & Administration and Research & Development costs. We believe that leverage remains in RIM's business model to enable continued earnings growth going forward.


Employee Growth
3555
2223
1950
1847
1256
01
02
03
04
05

RIM has a strong balance sheet with approximately $1.7 billion in cash and cash equivalents, short-term investments and investments at year end and virtually no debt. Cash balances continue to grow as we generate significant cash flow from operations. During fiscal 2005 RIM generated over $200 million in cash.

At the end of fiscal 2005, RIM had approximately 3,500 employees around the world. We continue to hire in key areas, particularly in R&D and carrier support teams. In addition to offices in Canada, RIM now has offices in the U.S., U.K., Germany, France, Italy, Hong Kong, Australia and Singapore.

BlackBerry Update

The doubling of the BlackBerry subscriber base to 2.5 million users in fiscal 2005 was driven by a number of factors including new carrier launches, continued geographic expansion, new hardware and software product offerings, new carrier marketing programs and the availability of value-added applications from BlackBerry software partners.

There are now over 95 carriers selling BlackBerry in over 40 countries around the world. This is almost double the number we had at this time last year and we expect to launch BlackBerry with upwards of 100 new carriers this year. Carriers are increasingly recognizing that the high average revenue per user (ARPU) and low churn of the average BlackBerry customer is good for their business and are devoting greater resources to the promotion of BlackBerry in their enterprise and retail channels.

Enterprise Market

BlackBerry continues to be the leader in the enterprise market. At the end of fiscal 2005 there were approximately 42,000 installations of BlackBerry Enterprise Servers and we expect this number to continue to grow in fiscal 2006. The response to the new release of BlackBerry Enterprise Server v4.0 has been excellent, and a high number of our existing customers have already upgraded to the new version. BlackBerry Enterprise Server v4.0 offers enhanced manageability, ease of deployment and security features for IT managers and increased functionality and ease-of-use for users.

BlackBerry continues to expand and support a wide range of applications beyond email and customers are embracing BlackBerry as a platform to wirelessly extend their IT systems to mobile employees. The base of BlackBerry Independent Software Vendors (ISVs) has grown significantly and there are now hundreds of companies developing applications for use on the BlackBerry platform. Examples of the types of applications being launched this year include location-enhanced applications that take advantage of the assisted GPS capability of certain BlackBerry devices and SAP® CRM for BlackBerry to allow real-time access to customer data. In fiscal 2006, we expect to launch BlackBerry MDS v4.1 which will offer component-based visual design tools with support for XML Web Services to allow fast simple assembly of applications that are optimized for wireless. Also in 2006, we expect Enterprise Instant Messaging and real-time collaboration to play a larger role in BlackBerry deployments through integration efforts with partners and products such as Microsoft®'s Office Live Communications Server and IBM®'s Lotus® Instant Messaging.

This past year, RIM also re-launched the BlackBerry brand to better represent BlackBerry's presence "beyond e-mail". Through the BlackBerry Mobile Data Service (MDS), more and more companies are using BlackBerry to access corporate applications data in addition to the existing access to corporate email.

Retail Market

The BlackBerry Internet Service offering, which is targeted at professional consumers ("prosumers") rather than enterprises, is continuing to gain traction in the retail market. Customers can now purchase a BlackBerry device in over 50,000 retail points of presence around the world. Through education and training programs as well as marketing support programs, RIM and its carrier partners are making BlackBerry available to a much broader customer base and expanding the addressable market. Product introductions such as the breakthrough BlackBerry 7100 Series and integration with consumer instant messaging platforms such as Yahoo!® and AOL®, help ensure that BlackBerry remains at the forefront of this market. We expect the retail channel to contribute to our growth in the coming year.

BlackBerry Operations

Customers value the reliability of BlackBerry, and we are focused on ensuring the highest level of performance. This is achieved through continuous improvement in infrastructure software, software testing, service management, network monitoring tools, capacity management and failover and redundancy capabilities in the BlackBerry Network Operations Center (NOC). This past year was especially focused on building sufficient capacity into our systems to accommodate our rapid subscriber growth and on implementing failover and redundancy capabilities to allow for greater uptime for our customer base.

Customer Care and Technical Support

Delivering exceptional customer care continues to be a focus for RIM. Our state-of-the-art call center in Waterloo has over 550 employees and operates 24 hours per day, seven days per week. In addition, RIM's "TSupport" technical support program has become widely accepted with over 20% of RIM's corporate customer base already signing on to the program, including many of our largest customers. As RIM's global customer base continues to grow, we plan to expand our customer care capabilities to incorporate additional geographies and multilingual support.

Licensing Programs

The BlackBerry Connect and BlackBerry Built-In licensing programs have made excellent progress this past year. A number of BlackBerry-enabled devices have been launched including the Sony Ericsson P910, the Nokia 6820 and the Windows® Mobile based MDA II and XDA II. In addition, the Siemens SK-65 with BlackBerry Built-In was brought to market in the past 12 months. We expect to see additional launches of BlackBerry-enabled devices around the world in the coming year.

R&D and Manufacturing

Commitment to innovation is a core value at RIM and our R&D teams are focused on continuing to deliver industry-leading solutions. There are approximately 1,000 engineers in RIM's R&D organization focused on areas such as antenna design, RF engineering, industrial design and software engineering. During the past year, RIM introduced several new devices including the BlackBerry 7250, BlackBerry 7520, BlackBerry 7290, and BlackBerry 7100 Series. These new devices were also supported by a wide range of software enhancements for both BlackBerry Enterprise Server and BlackBerry Internet Service. We continue to strive to reduce costs in our hardware platform and were especially pleased this year to introduce new lower cost devices. We are also especially proud to have recently achieved ISO 9001 registration of our contact center, software, R&D and manufacturing operations. Registration to ISO 9001 is evidence of the effectiveness of RIM's quality management systems.

Projects underway during fiscal 2006 include: new devices focused on next generation network technologies including EDGE, EvDO, UMTS and WiFi®; further upgrades to BES and BlackBerry MDS; new technologies to enhance BIS; ongoing support for licensing programs such as BlackBerry Connect and BlackBerry Built-In; and continued development of the BlackBerry Network Operations Center.

On the manufacturing front, RIM shipped approximately 2.5 million devices during the year. Our existing 122,000 square foot manufacturing facility can currently accommodate production of approximately 5 million devices per year and will be expanded in the coming year to encompass an additional 70,000 square feet. RIM also began an outsourcing relationship with Elcoteq® during 2005 for the manufacture of certain devices. In addition to capacity planning, RIM's manufacturing operations continue to focus on lowering costs and improving the quality and reliability of BlackBerry products. RIM currently employs approximately 800 people in manufacturing operations.

The Year Ahead

We are extremely pleased with the progress made in fiscal 2005 and look forward to the year ahead. We have already surpassed 3 million BlackBerry subscribers in May and we expect this pace of growth to continue throughout the year. We plan to continue launching new device and software products to maintain our market leadership in the enterprise market and to expand this leadership into the prosumer segment. In addition, we will continue to support our licensing partners in bringing new BlackBerry-enabled devices to market and will work with ISVs to enhance the BlackBerry experience through value-added applications. We believe that we are in the early days of this market and there is a tremendous opportunity ahead of us. We plan to focus on executing our business strategy to take advantage of this opportunity and believe our efforts will translate into continued market leadership and strong financial performance in the year ahead. Once again, we would like to thank our shareholders for their support in the past year and we look forward to reporting back to you next year.





Jim Balsillie





Mike Lazaridis

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 26, 2005. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Fiscal 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP".

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM also prepares separate consolidated financial statements in accordance with Canadian GAAP, in United States dollars, which are filed with Canadian regulatory authorities and are made available to all shareholders.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of May 3, 2005. The MD&A should be read in conjunction with the Consolidated Financial Statements.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.com.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

- the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2006;
- the Company's estimates regarding earnings sensitivity relating to warranty expense;
- the Company's estimate regarding revenue sensitivity for the effect of a change in average selling price ("ASP") on its handheld revenues;
- the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
- RIM's revenue and earnings expectations;
- anticipated growth in RIM's subscriber base;
- the Company's expectations with respect to the sufficiency of its financial resources; and
- the Company's outlook and strategy for fiscal 2006.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

- third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to enhance current products and develop and introduce new products;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
- RIM's dependence on its carrier partners to grow its BlackBerry subscriber base;
- RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
- competition;
- effective management of growth and ongoing development of RIM's service and support operations;
- a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- risks associated with RIM's expanding foreign operations;
- RIM's dependence on a limited number of significant customers;
- fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
- reliance on third-party network developers;
- foreign exchange risks;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- the continued quality and reliability of RIM's products;
- RIM's ability to manage production facilities efficiently;
- dependence on key personnel;
- continued use and expansion of the Internet;
- regulation, certification and health risks; and
- tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus® Notes, MSN®/Hotmail, Novell GroupWise and POP3/ISP email.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data, and which integrate a mobile phone with other wireless data. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM (personal information management) system, and have web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base in one of two forms: (i) a monthly infrastructure access ("relay") fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers, where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry enterprise wireless solution is the software that is installed on desktop computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) technical support, maintenance and upgrades to software. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM's BlackBerry licensing programs, BlackBerry Connect and BlackBerry Built-In, enable mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair programs, non-recurring engineering services ("NRE") and radio modems to original equipment manufacturers ("OEM radios").

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as disclosed below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at February 28, 2004.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Handhelds

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories and OEM radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

Multiple-Element Arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense

The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of Intangible assets is the net book value of licenses. Under certain such license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of Intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations – Gross Margin" and "Results of Operations – Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents. The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 12 (b) to the Consolidated Financial Statements). If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

Litigation

The Company is currently involved in patent litigation with NTP, Inc. ("NTP") where it is seeking to defend itself in a patent infringement suit (the "NTP matter" – see "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements). RIM has recorded liabilities for the estimated probable costs for the resolution and the Company's current and estimated future costs with respect to ongoing legal fees of the NTP matter.

Change in Estimate During Fiscal 2005

During the first nine months of fiscal 2005, the Company recorded an expense of $58.4 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to legal fees.

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves the current litigation between them. As part of the resolution, RIM will pay $450 million (the "resolution amount") to NTP in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. During the fourth quarter of fiscal 2005, the Company adjusted its estimate and recorded an incremental provision of $294.2 million on the Consolidated Statements of Operations, which includes the remaining resolution amount and estimated legal fees, net of provisions previously recorded, and the acquisition of a $20 million intangible asset. RIM and NTP are currently working to finalize the definitive agreements.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During Fiscal 2005

During the current fiscal year, RIM reduced its estimated warranty accrued liability by $13.2 million, or 1.0% of fiscal 2005 consolidated revenue, as a result of a reduction in both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates across all of its handheld product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the handheld sales volumes currently under warranty as at February 26, 2005, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $1.4 million.

16 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Investments

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

Investments are categorized as available-for-sale for accounting purposes. The Company has reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and has determined this intent is no longer present. These investments have been reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5.4 million in the carrying amount of investments at February 28, 2004, and an increase in other total accumulated comprehensive income of $5.4 million for the year ended February 28, 2004 (March 1, 2003 – increase of $4.2 million).

The Company assesses, for impairment, declines in the value of individual investments to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Income taxes

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves including components of the NTP provision, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, such as developments relating to the NTP matter, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. During the fourth quarter of fiscal 2005, with the resolution of the NTP patent litigation matter, the Company determined that it was "more likely than not" that it would realize the full amount of the deferred tax asset and reversed its valuation allowance.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

In fiscal 2004, the Company maintained its previous determination that it still was not able to satisfy the "more likely than not" standard with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 11 (b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, *Accounting for Stock Issued to Employees.*

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") *Accounting for Share-Based Payment*, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

Stock Split

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings (loss) per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations – Net Income" and note 11 (a) to the Consolidated Financial Statements.

Common Shares Outstanding

On April 22, 2005, there were 190,069,614 common shares and 11,057,176 options to purchase common shares outstanding.

Summary Results of Operations – Fiscal 2005 Compared to Fiscal 2004 and Fiscal 2003

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

As at and for the fiscal year ended	February 26, 2005	February 28, 2004	Change 2005/2004	March 1, 2003
	(in thousands, except for per share amounts)			
Revenue	$ 1,350,447	$ 594,616	$ 755,831	$ 306,732
Cost of sales	635,914	323,365	312,549	187,289
Gross margin	714,533	271,251	443,282	119,443
Expenses				
Research and development	101,180	62,638	38,542	55,916
Selling, marketing and administration	190,730	108,492	82,238	104,978
Amortization	35,941	27,911	8,030	22,324
Sub-total	327,851	199,041	128,810	183,218
Restructuring charges	–	–	–	6,550
Litigation (1)	352,628	35,187	317,441	58,210
Restructuring and litigation	352,628	35,187	317,441	64,760
	680,479	234,228	446,251	247,978
Income (loss) from operations	34,054	37,023	(2,969)	(128,535)
Investment income	37,107	10,606	26,501	11,430
Income (loss) before income taxes	71,161	47,629	23,532	(117,105)
Provision for (recovery of) income tax (2)	(142,226)	(4,200)	138,026	31,752
Net income (loss)	$ 213,387	$ 51,829	$ 161,558	$ (148,857)
Earnings (loss) per share (3)				
Basic	$ 1.14	$ 0.33	$ 0.81	$ (0.96)
Diluted	$ 1.09	$ 0.31	$ 0.78	$ (0.96)
Total assets	$ 2,620,994	$ 1,936,777	$ 684,217	
Total liabilities	637,318	215,115	422,203	
Shareholders' equity	$ 1,983,676	$ 1,721,662	$ 262,014	

Notes:

(1) See "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations – Income Taxes" and note 9 to the Consolidated Financial Statements.

(3) See "Stock Split" and note 11 (a) to the Consolidated Financial Statements.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

Fiscal year ended	February 26, 2005	February 28, 2004	Change 2005/2004	March 1, 2003
Revenue	100.0%	100.0%	–	100.0%
Cost of sales	47.1%	54.4%	(7.3%)	61.1%
Gross margin	52.9%	45.6%	7.3%	38.9%
Expenses				
Research and development	7.5%	10.5%	(3.0%)	18.2%
Selling, marketing and administration	14.1%	18.2%	(4.1%)	34.2%
Amortization	2.7%	4.8%	(2.1%)	7.3%
Sub-total	24.3%	33.5%	(9.2%)	59.7%
Restructuring charges	–	–	–	2.1%
Litigation	26.1%	5.9%	20.2%	19.0%
Restructuring and litigation	26.1%	5.9%	20.2%	21.1%
	50.4%	39.4%	11.0%	80.8%
Income (loss) from operations	2.5%	6.2%	(3.7%)	(41.9%)
Investment income	2.7%	1.8%	0.9%	3.7%
Income (loss) before income taxes	5.2%	8.0%	(2.8%)	(38.2%)
Provision for (recovery of) income tax	(10.5%)	(0.7%)	9.8%	10.3%
Net income (loss)	15.7%	8.7%	7.0%	(48.5%)

Executive Summary

As the above tables highlight, the Company experienced significant revenue and earnings growth in fiscal 2005 compared to fiscal 2004. The key factors that contributed to this net improvement are discussed below. A more comprehensive analysis of these factors is presented in "Results of Operations".

The Company's net income increased by $161.6 million to $213.4 million, or $1.14 basic earnings per share and $1.09 diluted earnings per share in fiscal 2005, compared to net income of $51.8 million, or $0.33 basic earnings per share and $0.31 diluted earnings per share in fiscal 2004.

Fiscal 2005 Key Factors

Revenue and resulting gross margin growth

Revenue increased by $755.8 million to $1,350.4 million in fiscal 2005 compared to $594.6 million in the preceding year. The number of BlackBerry handhelds sold increased by 1.52 million units, or 165.7%, to 2.44 million units in fiscal 2005 compared to 0.92 million units in fiscal 2004. Factoring in a 2.4% increase in ASP, handheld revenues increased by $590.8 million, or 172.2%, to $934.0 million in fiscal 2005. Service revenue increased by $63.8 million to $235.0 million in fiscal 2005, consistent with the Company's increase in BlackBerry relay subscribers during the year. Software revenue increased by $84.4 million to $131.8 million in fiscal 2005, also consistent with the increase in BlackBerry subscriber base.

Gross margin increased to $714.5 million, or 52.9% of revenue, in fiscal 2005 compared to $271.3 million, or 45.6% of revenue, in fiscal 2004. The increase of 7.3% in gross margin in fiscal 2005 is primarily attributable to the Company's continuing cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased manufacturing and service delivery cost efficiencies as a result of the increase in handheld volumes, favorable overall product mix with higher software and NRE revenues in fiscal 2005 and lower net warranty expense.

Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest heavily in research and development, and sales, marketing and administration. As revenue and gross margin growth rates were higher than these expense increases, RIM realized financial net income leverage in its business model. Research and development, Selling, marketing and administration, and Amortization expenses increased by $128.8 million or 64.7% to $327.9 million in fiscal 2005 from $199.0 million in the preceding year. The 64.7% increase in fiscal 2005 was substantially below the increases in revenue and gross margin of 127.1% and 163.4% respectively.

Litigation charges

Litigation expenses totalled $352.6 million, an increase of $317.4 million from $35.2 million in fiscal 2004, as a result of the Company and NTP concluding a binding term sheet during the fourth quarter of fiscal 2005 – see "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements.

Income tax recovery

The Company recorded a net recovery of income taxes of $142.2 million in fiscal 2005 versus an income tax recovery of $4.2 million in fiscal 2004, resulting in a net increase of $138.0 million in fiscal 2005 net income – see "Results of Operations – Income Taxes" and note 9 to the Consolidated Financial Statements.

Selected Quarterly Financial Data – Unaudited

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended February 26, 2005. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal 2005 Year			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)			
Revenue	$ 404,802	$ 365,852	$ 310,182	$ 269,611
Gross margin	229,924	191,295	158,681	134,633
Research and development, Selling, marketing and administration, and Amortization	94,785	84,771	78,046	70,249
Litigation (1)	294,194	24,551	18,304	15,579
Investment income	(11,926)	(10,133)	(8,588)	(6,460)
Income (loss) before income taxes	(147,129)	92,106	70,919	55,265
Provision for (recovery of) income taxes (2)	(144,556)	1,711	326	293
Net income (loss)	$ (2,573)	$ 90,395	$ 70,593	$ 54,972
Earnings (loss) per share				
Basic	$ (0.01)	$ 0.48	$ 0.38	$ 0.30
Diluted	$ (0.01)	$ 0.46	$ 0.36	$ 0.28
Research and development	$ 29,076	$ 27,137	$ 24,588	$ 20,379
Selling, marketing and administration	56,595	49,297	44,016	40,822
Amortization	9,114	8,337	9,442	9,048
	$ 94,785	$ 84,771	$ 78,046	$ 70,249

	Fiscal 2004 Year			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)			
Revenue	$ 210,585	$ 153,891	$ 125,679	$ 104,461
Gross margin (3)	103,476	72,398	52,968	42,409
Research and development, Selling, marketing and administration (3), and Amortization (3)	56,889	49,132	47,388	45,632
Litigation (1)	12,874	9,201	5,653	7,459
Investment income	(3,624)	(2,264)	(2,222)	(2,496)
Income (loss) before income taxes	37,337	16,329	2,149	(8,186)
Recovery of income taxes (2)	(4,200)	–	–	–
Net income (loss)	$ 41,537	$ 16,329	$ 2,149	$ (8,186)
Earnings (loss) per share (4)				
Basic	$ 0.24	$ 0.10	$ 0.01	$ (0.05)
Diluted	$ 0.23	$ 0.10	$ 0.01	$ (0.05)
Research and development	$ 17,877	$ 15,673	$ 14,701	$ 14,387
Selling, marketing and administration (3)	32,310	26,233	25,424	24,525
Amortization (3)	6,702	7,226	7,263	6,720
	$ 56,889	$ 49,132	$ 47,388	$ 45,632

Notes:

(1) See "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations – Income Taxes" and note 9 to the Consolidated Financial Statements.

(3) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations center and its technical and service support operations center to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

(4) See "Stock Split" and note 11 (a) to the Consolidated Financial Statements.

22 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Results of Operations

Fiscal year ended February 26, 2005 compared to the fiscal year ended February 28, 2004

Revenue

Revenue for fiscal 2005 was $1,350.4 million, an increase of $755.8 million, or 127.1%, from $594.6 million in the preceding year.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2005		Fiscal 2004		Change – Fiscal 2005/2004	
Number of handhelds sold	2,444,000		920,000		1,524,000	165.7%
ASP	$ 382		$ 373		$ 9	2.4%
BlackBerry subscribers at fiscal year end	2.51 million		1.07 million		1.44 million	135.2%
Revenues						
Handhelds	$ 933,989	69.2%	$ 343,154	57.7%	$ 590,835	172.2%
Service	235,015	17.4%	171,215	28.8%	63,800	37.3%
Software	131,811	9.8%	47,427	8.0%	84,384	177.9%
Other	49,632	3.6%	32,820	5.5%	16,812	51.2%
	$ 1,350,447	100.0%	$ 594,616	100.0%	$ 755,831	127.1%

Handheld product revenues increased by $590.8 million, or 172.2%, to $934.0 million, or 69.2% of consolidated revenues, in fiscal 2005 compared to $343.2 million, or 57.7% of consolidated revenues, in fiscal 2004. This increase in handheld revenues over the prior year is primarily attributable to a volume increase of 165.7% or 1.52 million units to approximately 2.44 million units from approximately 0.92 million units in the prior year. The Company has launched a number of new products in the current fiscal year which operate on the GPRS, iDEN and CDMA20001X wireless networks and expanded its customer base of carrier customers, which account for the volume growth. The Company reconciles handset shipments and estimated carrier channel inventory levels with forecasted subscriber additions. Recently, some of the Company's carrier customers appear to be reducing their inventory levels in relation to their subscriber additions. The Company expects this trend to continue through the first half of fiscal 2006 and will continue to monitor carrier channel inventory levels with carrier customers. ASP increased 2.4% or $9 in fiscal 2005 to $382 per unit from $373 per unit in fiscal 2004, primarily as a result of the increase in color handhelds to nearly 100% of the handheld product mix in the current fiscal year, and which have higher ASP's than monochrome handheld products. The Company expects its ASP for handhelds to decline over the longer term as a result of the introduction of its lower priced 7100 series during the third quarter of fiscal 2005 and projected future sales volumes, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

The Company estimates that a $10 change in ASP would result in an annual revenue change of approximately $24.4 million, based upon the Company's volume of handhelds shipped in fiscal 2005.

Service revenue increased $63.8 million, or 37.3%, to $235.0 million and comprised 17.4% of consolidated revenue in fiscal 2005 compared to $171.2 million, or 28.8% of consolidated revenue, in fiscal 2004. BlackBerry subscribers increased by net 1.44 million, or 135.2%, to approximately 2.51 milllion as at February 26, 2005 from approximately 1.07 million as at February 28, 2004. The Company has also continued to experience the expected net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers ("net migration"), for whom RIM provides lower priced "relay" services.

Revenue Mix Fiscal 2005


3.6%
Other
9.8%
Software
17.4%
Service
69.2%
Handhelds

Revenue Mix Fiscal 2004


5.5%
Other
8.0%
Software
28.8%
Service
57.7%
Handhelds

The Company expects this net migration to continue in fiscal 2006 as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the average monthly revenue per subscriber is expected to continue to decline in fiscal 2006 as a result of: i) the aforementioned net migration; and (ii) the continuing net increase in the BlackBerry subscriber base attributable to relay access subscribers for which RIM receives a lower monthly service fee from its carrier customers.

Software revenues include fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenues increased $84.4 million to $131.8 million in fiscal 2005 from $47.4 million in fiscal 2004, as a result of increased sales of BES software, particularly with the introduction of the new BES 4.0 during the fourth quarter of fiscal 2005, and increased sales of CALs consistent with the growth in BlackBerry subscribers.

Other revenue, which includes accessories, non-warranty repairs, NRE, technical support, OEM radios, and other, increased by $16.8 million to $49.6 million in fiscal 2005, compared to $32.8 million in fiscal 2004. Growth in revenue streams such as accessories, NRE and non-warranty repair was partially offset by a reduction in OEM radio revenue in fiscal 2005.

Gross Margin

Gross margin increased by $443.3 million, or 163.4 %, to $714.5 million, or 52.9% of revenue, in fiscal 2005, compared to $271.3 million, or 45.6% of revenue, in the previous fiscal year. The net improvement of 7.3% in consolidated gross margin percentage was primarily due to the following factors:

- Software revenues at $131.8 million comprised 9.8% of the total revenue mix in fiscal 2005, compared to $47.4 million and 8.0% respectively in fiscal 2004;
- An increase in NRE revenue in the current year;
- Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
- Reductions in handheld unit warranty rates and net warranty expense (see "Critical Accounting Policies and Estimates – Warranty" and note 13 to the Consolidated Financial Statements); and
- A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

24 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for fiscal 2005 compared to fiscal 2004.

	Fiscal year ended			
	February 26, 2005		February 28, 2004	
	$	% of Revenue	$	% of Revenue
Revenue	$ 1,350,447		$ 594,616	
Research and development	$ 101,180	7.5%	$ 62,638	10.5%
Selling, marketing and administration	190,730	14.1%	108,492	18.2%
Amortization	35,941	2.7%	27,911	4.8%
	$ 327,851	24.3%	$ 199,041	33.5%

Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support, and travel.

Research and development expenditures increased by $38.5 million to $101.2 million, or 7.5% of revenue, in fiscal 2005 compared to $62.6 million, or 10.5% of revenue, in the previous year. The majority of the increases during the current fiscal year, compared to fiscal 2004, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third-party new product development costs, travel, recruiting, and materials, certification and tooling expenses.

Selling, Marketing and Administration

Selling, marketing and administrative expenses increased by $82.2 million to $190.7 million for fiscal 2005 compared to $108.5 million for fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.1% in the current year compared to 18.2% in fiscal 2004.

The net increase of $82.2 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, legal fees, travel, consulting and external advisory costs and recruiting. The cost increases were partially offset by a foreign exchange gain of $0.4 million in fiscal 2005, compared to a foreign exchange gain of $2.2 million in fiscal 2004 (see note 18 to the Consolidated Financial Statements).

Amortization

Amortization expense on account of certain capital and all intangible assets other than licenses increased by $8.0 million to $35.9 million for fiscal 2005 compared to $27.9 million for fiscal 2004. The increased amortization expense in fiscal 2005 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures during fiscal 2004 and also incremental amortization with respect to capital and certain intangible asset expenditures during fiscal 2005.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $14.3 million in fiscal 2005 compared to $7.9 million in fiscal 2004 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2005 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures during fiscal 2004 and also incremental amortization with respect to capital asset expenditures during fiscal 2005. See also note 6 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $16.5 million in fiscal 2005 compared to $18.7 million in fiscal 2004.

Total amortization expense with respect to Intangible assets was $19.7 million in fiscal 2005 compared to $19.5 million in fiscal 2004. See also notes 1 (l) and 7 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates – Valuation of long-lived assets, intangible assets and goodwill".

Changes in Capital Assets Amortization

During fiscal 2005, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years. The impact of this change was applied on a prospective basis commencing in the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4.3 million for the year. Of this amount, $1.8 million was included in Cost of sales, and $2.5 million was included in Amortization. See also note 1 (k) to the Consolidated Financial Statements.

During fiscal 2005, the Company also re-evaluated the estimated useful lives of capital assets used in manufacturing, and research and development operations that resulted from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company therefore revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change of method of accounting was insignificant for fiscal 2005. See also note 2 (c) to the Consolidated Financial Statements.

Litigation

The Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. See also note 15 – Litigation to the Consolidated Financial Statements. See also the discussion of the NTP matter in "Liquidity and Capital Resources – NTP Litigation Funding".

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appeals Court").

26 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the District Court's judgment and the injunction were vacated, and the case remanded to the District Court for further proceedings consistent with the Appeals Court's ruling.

As a result, the Appeals Court decision would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third-party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for the NTP license going forward. RIM and NTP are currently working to finalize the definitive agreements.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount, plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees.

During fiscal 2005, the Company recorded a total expense of $352.6 million.

During fiscal 2004, the Company recorded an expense of $35.2 million to provide for enhanced compensatory damages, current and estimated future legal fees, postjudgment interest and other net adjustments.

Investment Income

Investment income increased by $26.5 million to $37.1 million in fiscal 2005 from $10.6 million in fiscal 2004. The increase primarily reflects the incremental interest income as a result of the significant increase in cash, cash equivalents, short-term investments and investments during the current year compared to the prior year, which included the $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004, as well as improved interest rate yields in fiscal 2005 compared to 2004.

Income Taxes

During the fourth quarter of fiscal 2005, with the resolution of the NTP patent litigation matter, the Company determined that it was "more likely than not" that it would realize the full amount of the deferred tax asset and reversed the valuation allowance. Consequently, the Company recorded a net tax recovery of $142.2 million in fiscal 2005, including a recovery with respect to deferred income taxes of $143.7 million. See also note 9 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates – Income Taxes".

The Company recorded a current tax recovery of $4.2 million in the fourth quarter of fiscal 2004 to reflect the resolution of certain tax uncertainties previously provided for. The Company recorded nil deferred income tax expense in fiscal 2004 as the Company's income tax expense with respect to pre-tax income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company maintained its previous determination that it still did not meet the "more likely than not" standard under U.S. and Canadian GAAP with respect to the realization of its deferred income tax asset balance and that a full valuation allowance was required as at February 28, 2004.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income increased by $161.6 million to $213.4 million, or $1.14 per share basic and $1.09 per share diluted, in fiscal 2005 compared to net income of $51.8 million, or $0.33 per share basic and $0.31 per share diluted, in the prior year. See "Executive Summary" for an analysis and reconciliation of the fiscal 2005 increase in net income and earnings per share.

Summary Results of Operations – Fourth Quarter of Fiscal 2005 Compared to the Fourth Quarter of Fiscal 2004

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

For the three months ended	February 26, 2005		February 28, 2004		Change 2005/2004
	(in thousands, except for percentages and per share amounts)				
Revenue	$ 404,802	100.0%	$ 210,585	100.0%	$ 194,217
Cost of sales	174,878	43.2%	107,109	50.9%	67,769
Gross margin	229,924	56.8%	103,476	49.1%	126,448
Expenses					
Research and development	29,076	7.2%	17,877	8.5%	11,199
Selling, marketing and administration	56,595	14.0%	32,310	15.3%	24,285
Amortization	9,114	2.2%	6,702	3.2%	2,412
Sub-total	94,785	23.4%	56,889	27.0%	37,896
Litigation (1)	294,194	72.7%	12,874	6.1%	281,320
	388,979	96.1%	69,763	33.1%	319,216
Income (loss) from operations	(159,055)	(39.3%)	33,713	16.0%	(192,768)
Investment income	11,926	2.9%	3,624	1.7%	8,302
Earnings (loss) before income taxes	(147,129)	(36.3%)	37,337	17.7%	(184,466)
Recovery of income tax (2)	(144,556)	(35.7%)	(4,200)	(2.0%)	(140,356)
Net income (loss)	$ (2,573)	(0.6%)	$ 41,537	19.7%	$ (44,110)
Earnings (loss) per share (3)					
Basic	$ (0.01)		$ 0.24 (3)		$ (0.25)
Diluted	$ (0.01)		$ 0.23 (3)		$ (0.24)

Notes:

(1) See "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations – Income Taxes" and note 9 to the Consolidated Financial Statements.

(3) See "Stock Split" and note 11 (a) to the Consolidated Financial Statements.

Revenue

Revenue for the fourth quarter of fiscal 2005 was $404.8 million, an increase of $194.2 million or 92.2% from $210.6 million in the preceding year's fourth quarter.

A comparative breakdown of the significant revenue streams for the fourth quarter is set forth in the following table:

	FY 2005 4th Quarter		FY 2004 4th Quarter		Change 2005/2004	
Number of handhelds sold	712,000		379,000		333,000	87.9%
ASP	$ 379		$ 365		$ 14	3.8%
Revenues						
Handhelds	$ 269,458	66.6%	$ 138,570	65.8%	$ 130,888	94.5%
Service	67,639	16.7%	47,459	22.5%	20,180	42.5%
Software	55,899	13.8%	16,242	7.7%	39,657	244.2%
Other	11,806	2.9%	8,314	4.0%	3,492	42.0%
	$ 404,802	100.0%	$ 210,585	100.0%	$ 194,217	92.2%

Handheld revenue increased by $130.9 million or 94.5% to $269.5 million in the fourth quarter of fiscal 2005 compared to $138.6 million in the preceding year's comparable period. The number of BlackBerry handhelds sold increased by 333,000 or 87.9% to 712,000 in fiscal 2005 compared to 379,000 in the fourth quarter of fiscal 2004. ASP increased by $14 or 3.8% to $379, primarily as a result of the higher percentage of color handhelds in the overall handheld mix in the current year's fourth quarter compared to the prior year's comparable quarter. Service revenue increased by $20.1 million to $67.6 million in the current quarter, compared to $47.5 million in the fourth quarter of fiscal 2004, as a result of the increased number of BlackBerry subscribers. Software revenue increased by $39.7 million to $55.9 million, compared to $16.2 million in the fourth quarter of fiscal 2004, primarily as a result of the introduction of BES 4.0 during the fourth quarter of fiscal 2005, as well as increased sales of CALs consistent with the growth in BlackBerry subscribers.

Gross Margin

Gross margin increased significantly to 56.8% of revenue in the fourth quarter of fiscal 2005, compared to 49.1% of revenue in the same period of the previous fiscal year. The net improvement of 7.7% in consolidated gross margin percentage was primarily due to the following factors:

- Software revenues at $55.9 million comprised 13.8% of the total revenue mix, compared to $16.2 million and 7.7% respectively, in the fourth quarter of fiscal 2004;
- An increase in NRE revenue in the current year's fourth quarter;
- Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
- A reduction in net warranty expense; and
- A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the fourth quarter ended February 26, 2005 compared to the quarter ended November 27, 2004 and the fourth quarter ended February 28, 2004. The Company believes it is also meaningful to provide a comparison between the fourth quarter and the third quarter of fiscal 2005, given the quarterly increases in revenue realized by the Company during fiscal 2005.

	Three month fiscal periods ended					
	February 26, 2005		November 27, 2004		February 28, 2004	
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	$ 404,802		$ 365,852		$ 210,585	
Research and development	$ 29,076	7.2%	$ 27,137	7.4%	$ 17,877	8.5%
Selling, marketing and administration	56,595	14.0%	49,297	13.5%	32,310	15.3%
Amortization	9,114	2.2%	8,337	2.3%	6,702	3.2%
	$ 94,785	23.4%	$ 84,771	23.2%	$ 56,889	27.0%

30 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

NTP Litigation Matter

During the fourth quarter of fiscal 2005, the Company recorded a provision of $294.2 million to account for the balance of the resolution amount not previously recorded, plus incremental legal fees. See "Critical Accounting Policies and Estimates – Litigation", "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements.

Income Taxes

During the fourth quarter of fiscal 2005, the Company recorded a net tax recovery of $144.6 million, compared to a net tax recovery of $4.2 million in the fourth quarter of fiscal 2004, resulting in an increase in net income of $140.4 million. See "Critical Accounting Policies and Estimates – Income Litigation", "Results of Operations – Income Taxes" and note 9 to the Consolidated Financial Statements.

Net Income

Net loss was $2.6 million, or $0.01 per share basic and diluted, in the fourth quarter of fiscal 2005, compared to net income of $41.5 million, or $0.24 per share basic and $0.23 per share diluted, in the prior year's fourth quarter.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments increased by $184.0 million to $1.68 billion as at February 26, 2005 from $1.50 billion as at February 28, 2004. The majority of the Company's cash and cash equivalents and investments is denominated in U.S. dollars as at February 26, 2005.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below:

As at	February 26, 2005	February 28, 2004	Change 2005/2004
Cash and cash equivalents	$ 610,354	$ 1,156,419	$ (546,065)
Short-term investments	315,495	–	315,495
Investments	753,868	339,285	414,583
Cash, cash equivalents, short-term investments and investments	$ 1,679,717	$ 1,495,704	$ 184,013

Summary of Cash Flows

The following table summarizes the Company's cash flows for fiscal 2005 compared to fiscal 2004:

	Fiscal 2005	Fiscal 2004	Change 2005/2004
Net income	$ 213,387	$ 51,829	$ 161,558
Amortization	66,760	54,529	12,231
Deferred income taxes	(143,651)	–	(143,651)
Other	(137)	1,082	(1,219)
Working capital	141,623	(43,605)	185,228
Cash flows from operating activities	277,982	63,835	214,147
Cash flows from financing activities	53,952	948,881	(894,929)
Cash flows used in investing activities	(878,075)	(196,832)	(681,243)
Other	76	(146)	222
Net increase (decrease) in cash and cash equivalents	$ (546,065)	$ 815,738	$(1,361,803)

Operating Activities

Cash flow provided by operating activities was $278.0 million in fiscal 2005 compared to cash flow provided by operating activities of $63.8 million in the preceding fiscal year, an increase of $214.1 million. Increases in net income and amortization expense account for $161.6 million and $12.2 million respectively of this net increase. The table below summarizes the key components of the changes in working capital items.

Fiscal year ended	February 26, 2005	February 28, 2004	Change 2005/2004
Changes in working capital items:			
Trade receivables	$ (115,246)	$ (54,410)	$ (60,836)
Other receivables	(18,257)	(7,611)	(10,646)
Inventory	(49,653)	(11,561)	(38,092)
Accounts payable	32,894	16,976	15,918
Accrued liabilities	16,528	16,123	405
Income taxes payable	1,465	(3,225)	4,690
All other	(1,609)	2,674	(4,283)
Changes in working capital items – before NTP litigation items	(133,878)	(41,034)	(92,844)
Litigation provision	351,218	33,690	317,528
Restricted cash	(75,717)	(36,261)	(39,456)
Sub-total	275,501	(2,571)	278,072
	$ 141,623	$ (43,605)	$ 185,228

For fiscal 2005, the majority of cash generated by working capital resulted from an increase in the litigation provision of $351.2 million, as discussed in "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements, less the increase in Restricted cash of $75.7 milllion. This increase was partially offset by increases in trade receivables of $115.2 million and inventory of $49.7 million (generally consistent with the Company's revenue growth), as well as other receivables of $18.3 million.

For fiscal 2004, cash flow generated from operating activities was $63.8 million. Net income plus amortization was $106.4 million. The majority of cash applied to working capital resulted from increases in trade receivables of $54.4 million and inventory of $11.6 million (generally consistent with the Company's revenue growth), as well as other receivables of $7.6 million. These increases were partially offset by an increase in accounts payable of $17.0 million and accrued liabilities of $16.1 million. The increase in accrued litigation of $33.7 million was approximately offset by the increase in restricted cash of $36.3 million, which relates to the Company's quarterly funding requirement to deposit funds into an escrow account with respect to the NTP matter. See "NTP Litigation Funding".

Financing Activities

During fiscal 2005, cash flow generated from financing activities was $54.0 million including $54.2 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $0.2 million of debt in fiscal 2005.

During fiscal 2004, cash flow generated from financing activities was $948.9 million including $905.2 million in net proceeds from the Company's public offering of 12.1 million shares at $78.25 per share (on a pre-split basis), and $49.8 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $6.1 million of debt in fiscal 2004.

32 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Investing Activities

During fiscal 2005, cash flow used for investing activities equalled $878.1 million, which included the acquisition of investments, net of proceeds on disposition, of $596.7 million, the acquisition of short-term investments, net of proceeds on disposition, of $151.1 million, the acquisitions of capital assets and intangible assets of $109.4 million and $17.1 million, respectively, and the acquisition of subsidiaries of $3.9 million.

During fiscal 2004, cash flow used for investing activities equalled $196.8 million, which included the acquisition of investments, net of proceeds on disposition, of $143.2 million, and the acquisitions of capital assets and intangible assets of $21.8 million and $32.3 million, respectively.

NTP Litigation

As discussed in "Critical Accounting Policies and Estimates – Litigation", "Results of Operations – Litigation" and note 15 to the Consolidated Financial Statements, RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for the NTP license going forward.

Prior to this resolution with NTP and commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company has been required to deposit the current fiscal period's enhanced compensatory damages amount plus postjudgment interest (the "quarterly deposit") into a bank escrow account 30 days subsequent to the end of the quarter. These quarterly deposits were to have been set aside in escrow until the appeals process is complete. The quarterly deposit fundings for fiscal 2004 and fiscal 2005 total $112.0 million and are classified as *Restricted cash* on the Company's consolidated balance sheet as at February 26, 2005.

The Company intends to fund this $450 million resolution amount by: i) utilizing the $112.0 million set aside in escrow, as described above; and ii) using $338.0 million of its portfolio of cash, cash equivalents and short-term investments as at February 26, 2005. Funds totaling $338.0 million were generated from operations, regular investment maturities and the sale of investments with a carrying value of $119 million, and have been converted to a liquid available position subsequent to February 26, 2005. The proceeds on the sale of these investments approximated their carrying value.

The Company has a $70 million Letter of Credit Facility (the "Facility") for operating requirements. Approximately $48 million of the Facility has been utilized in order to satisfy a portion the Company's liability and funding obligation with respect to the NTP matter, as described in note 15 to the Consolidated Financial Statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a $48 million Standby Letter of Credit ("LC") to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2005 and 2004 quarterly deposit obligations into the escrow bank account. The Company has pledged specific investments as security for the Facility. Upon payment of the resolution amount and receipt of Court approval, the Company intends to cancel this LC.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 26, 2005:

	Total	Less than One Year	One to Three Years	Four to Five Years	More than Five Years
Long-term debt	$ 6,728	$ 223	$ 773	$ 5,732	$ –
Operating lease obligations	17,773	3,490	6,585	1,534	6,164
Purchase obligations and commitments	227,264	227,264	–	–	–
Total	$ 251,765	$ 230,977	$ 7,358	$ 7,266	$ 6,164

Purchase obligations and commitments of $227.3 million represent primarily purchase orders or contracts for the purchase of raw materials and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company has commitments on account of capital expenditures of approximately $15.6 million included in the $227.3 million. The Company intends to fund current and future capital asset expenditures from existing financial resources and cash flows.

Commentary on Material Differences in the Company's Fiscal 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP ($000's).

As at	February 26, 2005	February 28, 2004
Total assets under U.S. GAAP	$2,620,994	$1,936,777
Total assets under Canadian GAAP	$ 2,614,101	$1,925,297
Total shareholders' equity under U.S. GAAP	$1,983,676	$ 1,721,662
Total shareholders' equity under Canadian GAAP	$1,976,783	$ 1,710,182

34 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:

Fiscal year ended	February 26, 2005	February 28, 2004
Net income under U.S. GAAP	$ 213,387	$ 51,829
Adjustments – Canadian GAAP		
Start-up costs [a]	–	(1,392)
Stock-based compensation costs [b]	(6,255)	(2,890)
Share issue costs [c]	8,727	–
Investment tax credits [d]	(9,664)	–
Net income under Canadian GAAP	$ 206,195	$ 47,547

Notes:

a) U.S. GAAP, Statement of Position 98-5, *Reporting on the Cost of Start-up Activities*, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. As of August 30, 2003, the Company had expensed all start-up costs previously incurred, as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

b) Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was required to be recorded as compensation expense (the intrinsic value based method). As the Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options, no compensation expense was recognized. In November 2003, Canadian Institute of Chartered Accountants ("CICA") 3870 was amended to provide transitional provisions which allow for the adoption of fair value based accounting recording of stock options. The Company had elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued and subsequently cancelled during fiscal 2005 and 2004. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

c) As described in "Critical Accounting Policies and Estimates – Income taxes" and in note 9 to the Consolidated Financial Statements, the Company determined that it was more likely than not it would realize its deferred tax assets during the fourth quarter of fiscal 2005. Accordingly, the Company has recognized a deferred tax asset of $8.7 million on account of the remaining unamortized balance of the share issue costs arising from the Company's January 2004 public share offering, and credited $8.7 million to Capital stock on the consolidated balance sheet. Under Canadian GAAP, the credit of $8.7 million was to recovery of future income taxes on the consolidated statement of operations.

d) As described in "Critical Accounting Policies and Estimates – Income taxes" and in note 15 to the Consolidated Financial Statements, the Company determined that it was more likely than not it would realize its deferred tax assets during the fourth quarter of fiscal 2005. Accordingly, the Company has recognized a deferred tax asset of $50.4 million with respect to investment tax credits ("ITC's") not previously recorded. ITC's are generated as a result of the Company incurring current and capital costs on account of eligible scientific research and experimental development expenditures. For U.S. GAAP purposes, under the "flow-through" method, the $50.4 million was credited as a recovery of deferred income taxes on the consolidated statement of operations. For Canadian GAAP, under the "cost reduction" method, the cost of the related expenditures has been credited as follows: i) $40.7 million as a reduction of research and development expense; and ii) $9.7 million as a reduction of the capital cost of the assets acquired.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2005 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At February 26, 2005, approximately 2% of cash and cash equivalents, 42% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2004 – 2%, 26%, and 18%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 26, 2005. As at February 26, 2005, the unrealized gain on these forward contracts was approximately $14,644 (February 28, 2004 - $5,468). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at February 26, 2005, a gain of $482 was recorded in respect of this amount (February 28, 2004 – loss of $69). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Euros and purchase U.S. Dollars and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at February 26, 2005, a loss of $529 was recorded in respect of this amount (February 28, 2004 – Nil). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

36 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 26, 2005 is $1.7 million (February 28, 2004 – $2.4 million).

While the Company sells to a variety of customers, two customers comprised 23% and 12% of trade receivables as at February 26, 2005 (February 28, 2004 – two customers comprised 24% and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's sales (fiscal 2004 – two customers comprised 15% and 13%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 26, 2005 the maximum exposure to a single counterparty was 38% of outstanding derivative instruments (February 28, 2004 – 43%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 28, 2004 – no single issuer represented more than 4% of the total cash, cash equivalents and short-term investments).

Impact of Accounting Pronouncements Not Yet Implemented

Stock-Based Compensation

On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123R") *Accounting for Share-Based Payment*. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods ending after June 15, 2005. SFAS 123(R) requires that all companies adopt either the MPT or MRT approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense. On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

Equity Method of Accounting to Investments

In June 2004, the Emerging Issues Task Force released Issue No. 03-01 *Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock* ("EITF 02-14"). EITF 02-14 addresses the situation where an investor does not own an investment in the common stock, but exercises significant influence over the financial and operating policies of the Company. EITF 02-14 goes on to state that the equity method of accounting for investments should only be applied when the investor has investments in common stock, or in-substance common stock and have significant influence over the Company. The Company has determined that the adoption of EITF 02-14 has no impact on the Company's financial statements.

Inventory Costs

In November 2004, the FASB issued SFAS 151 *Inventory Costs*. SFAS 151 amends Accounting Research Bulletin ("ARB") 43 to clarify the accounting treatment of several abnormal inventory type costs. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS 153 *Exchanges of Non-Monetary Assets.* SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

Management's Responsibility for Financial Reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the Consolidated Financial Statements and all of the financial information in this Annual Report. The Consolidated Financial Statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgements required for such preparation. The financial information appearing throughout this Annual Report is consistent with the Consolidated Financial Statements. The Consolidated Financial Statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely Consolidated Financial Statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent auditor to ensure that each is discharging its respective responsibilities, to review the Consolidated Financial Statements and either the quarterly review engagement report or the independent auditor's report and to discuss significant financial reporting issues and auditing matters. The Company's external auditor has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the Consolidated Financial Statements for issuance to the shareholders.

The Consolidated Financial Statements for fiscal 2005 and fiscal 2004 have been audited by Ernst & Young LLP, the independent auditor appointed by the shareholders, in accordance with United States generally accepted auditing standards. The Consolidated Financial Statements for fiscal 2003 have been audited by Ernst & Young LLP and Zeifman and Company LLP, the independent auditors appointed by the shareholders, in accordance with United States generally accepted auditing standards.

Mike Lazaridis
President & Co-CEO

Dennis Kavelman
Chief Financial Officer

Waterloo, Ontario

Report of Independent Registered Public Accounting Firm

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at February 26, 2005 and February 28, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 26, 2005 and February 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances; but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at February 26, 2005 and February 28, 2004 and the consolidated results of its operations and its cash flows for the years ended February 26, 2005 and February 28, 2004 in conformity with United States generally accepted accounting principles.

On March 31, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 31, 2005.

Ernst & Young LLP
Chartered Accountants

Independent Auditors' Report

To the Shareholders of Research In Motion Limited

We have audited the consolidated statements of operations, shareholders' equity and cash flows of Research In Motion Limited for the year ended March 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances; but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the year ended March 1, 2003 in conformity with United States generally accepted accounting principles.

On March 28, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 28, 2003.

Ernst & Young LLP
Chartered Accountants

Zeifman & Company, LLP
Chartered Accountants

40 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Consolidated Balance Sheets

As at	February 26, 2005	February 28, 2004
	U.S. GAAP (note 1)	
Assets		
Current		
Cash and cash equivalents (note 4(a))	$ 610,354	$ 1,156,419
Short-term investments (note 4(b))	315,495	–
Trade receivables	210,459	95,213
Other receivables	30,416	12,149
Inventory (note 5)	92,489	42,836
Restricted cash (note 15)	111,978	36,261
Other current assets (note 19)	22,857	12,527
Deferred tax asset (note 9)	150,200	–
	1,544,248	1,355,405
Investments (note 4(b))	753,868	339,285
Capital assets (note 6)	210,112	147,709
Intangible assets (note 7)	83,740	64,269
Goodwill (note 8)	29,026	30,109
	$ 2,620,994	$ 1,936,777
Liabilities		
Current		
Accounts payable	$ 68,464	$ 35,570
Accrued liabilities (notes 13 and 18 (c))	87,133	70,538
Accrued litigation and related expenses (note 15)	455,610	84,392
Income taxes payable (note 9)	3,149	1,684
Deferred revenue	16,235	16,498
Current portion of long-term debt (note 10)	223	193
	630,814	208,875
Long-term debt (note 10)	6,504	6,240
	637,318	215,115
Shareholders' Equity		
Capital stock (note 11)		
Authorized – unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares		
Issued – 189,484,915 common shares (February 28, 2004 – 184,830,132)	1,892,266	1,829,388
Retained earnings (accumulated deficit)	94,181	(119,206)
Accumulated other comprehensive income (loss) (note 17)	(2,771)	11,480
	1,983,676	1,721,662
	$ 2,620,994	$ 1,936,777

Commitments and contingencies (notes 10, 12, 14, 15 and 19)
See notes to the consolidated financial statements.

On behalf of the Board:

Jim Balsillie
Director

Mike Lazaridis
Director

Consolidated Statements of Shareholders' Equity

	Common Shares	Common Share Purchase Warrants	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Total
			U.S. GAAP (note 1)		
Balance as at March 2, 2002	$ 894,380	$ 370	$ (19,204)	$ (1,478)	$ 874,068
Comprehensive income (loss):					
Net loss	–	–	(148,857)	–	(148,857)
Net change in unrealized gains on investments available for sale	–	–	–	4,158	4,158
Net change in derivative fair value during the year	–	–	–	5,958	5,958
Amounts reclassified to earnings during the year	–	–	–	(1,041)	(1,041)
Shares issued:					
Exercise of stock options	1,155	–	–	–	1,155
Common shares repurchased pursuant to Common Share Purchase Program	(21,528)	–	(2,974)	–	(24,502)
Balance as at March 1, 2003	$ 874,007	$ 370	$ (171,035)	$ 7,597	$ 710,939
Comprehensive income (loss):					
Net income	–	–	51,829	–	51,829
Net change in unrealized gains on investments available for sale	–	–	–	1,854	1,854
Net change in derivative fair value during the year	–	–	–	11,941	11,941
Amounts reclassified to earnings during the year	–	–	–	(9,912)	(9,912)
Shares issued:					
Exercise of stock options	49,771	–	–	–	49,771
Issue of common shares	944,869	–	–	–	944,869
Share issue costs	(39,629)	–	–	–	(39,629)
Exercise of warrants	370	(370)	–	–	–
Balance as at February 28, 2004	$1,829,388	$ –	$ (119,206)	$ 11,480	$ 1,721,662
Comprehensive income (loss):					
Net income	–	–	213,387	–	213,387
Net change in unrealized gains (losses) on investments available for sale	–	–	–	(18,357)	(18,357)
Net change in derivative fair value during the year	–	–	–	8,446	8,446
Amounts reclassified to earnings during the year	–	–	–	(4,340)	(4,340)
Shares issued:					
Exercise of stock options	54,151	–	–	–	54,151
Deferred income tax benefit attributable to fiscal 2004 financing costs	8,727	–	–	–	8,727
Balance as at February 26, 2005	$1,892,266	$ –	$ 94,181	$ (2,771)	$1,983,676

See notes to the consolidated financial statements.

42 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Consolidated Statements of Operations

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
		U.S. GAAP (note 1)	
Revenue	$ 1,350,447	$ 594,616	$ 306,732
Cost of sales	635,914	323,365	187,289
Gross margin	714,533	271,251	119,443
Expenses			
Research and development, net of government funding (note 14)	101,180	62,638	55,916
Selling, marketing and administration (notes 18(d) and 19)	190,730	108,492	104,978
Amortization	35,941	27,911	22,324
Restructuring charges	–	–	6,550
Litigation (note 15)	352,628	35,187	58,210
	680,479	234,228	247,978
Income (loss) from operations	34,054	37,023	(128,535)
Investment income	37,107	10,606	11,430
Income (loss) before income taxes	71,161	47,629	(117,105)
Provision for (recovery of) income taxes (note 9)			
Current	1,425	(4,200)	3,513
Deferred	(143,651)	–	28,239
	(142,226)	(4,200)	31,752
Net income (loss)	$ 213,387	$ 51,829	$ (148,857)
Earnings (loss) per share (note 16)			
Basic	$ 1.14	$ 0.33	$ (0.96)
Diluted	$ 1.09	$ 0.31	$ (0.96)

See notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
		U.S. GAAP (note 1)	
Cash flows from operating activities			
Net income (loss)	$ 213,387	$ 51,829	$ (148,857)
Items not requiring an outlay of cash:			
Amortization	66,760	54,529	31,147
Deferred income taxes	(143,651)	–	29,244
Loss (gain) on disposal of capital assets	(69)	223	502
Loss on foreign currency translation of long-term debt	12	859	(339)
Unrealized foreign exchange gain	(80)	–	–
Net changes in working capital items (note 18(a))	141,623	(43,605)	91,093
	277,982	63,835	2,790
Cash flows from financing activities			
Issuance of share capital and warrants	54,151	994,640	1,155
Financing costs	–	(39,629)	–
Buyback of common shares pursuant to Common Share Purchase Program (note 11(a))	–	–	(24,502)
Repayment of long-term debt	(199)	(6,130)	(614)
	53,952	948,881	(23,961)
Cash flows from investing activities			
Acquisition of investments	(615,098)	(186,989)	(190,030)
Proceeds on sale or maturity of investments	18,385	43,746	–
Acquisition of capital assets	(109,363)	(21,815)	(39,670)
Acquisition of intangible assets	(17,061)	(32,252)	(30,997)
Acquisition of subsidiaries (note 8)	(3,888)	478	(21,990)
Acquisition of short-term investments	(227,072)	(24,071)	(41,900)
Proceeds on sale and maturity of short-term investments	76,022	24,071	345,983
	(878,075)	(196,832)	21,396
Effect of foreign exchange on cash and cash equivalents	76	(146)	(20)
Net increase (decrease) in cash and cash equivalents for the year	(546,065)	815,738	205
Cash and cash equivalents, beginning of year	1,156,419	340,681	340,476
Cash and cash equivalents, end of year	$ 610,354	$ 1,156,419	$ 340,681

See notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Nature of Business

Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1. Summary of Significant Accounting Policies

(a) General
These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented.

Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements. Consolidated financial statements prepared in U.S. dollars and under Canadian GAAP are prepared separately and made available to all shareholders. Those Canadian GAAP consolidated financial statements are filed with Canadian regulatory authorities.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b) Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c) Use of estimates
The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d) Foreign currency translation

The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e) Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at fair value.

(f) Trade receivables

Trade receivables are presented net of an allowance for doubtful accounts. The allowance was $1,697 at February 26, 2005 (February 28, 2004 – $2,379). Bad debt expense (recovery) was ($500) for the year ended February 26, 2005 (February 28, 2004 – ($548); March 1, 2003 – $696).

The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company has historically been dependent on a small number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than selling directly to end consumers. The Company evaluates the collectibility of its trade receivables balances based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers continue to deteriorate, the Company's estimates of the recoverability of trade receivables balances could be further adjusted downward.

(g) Investments

The Company's investments consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments, otherwise they are classified as Investments.

The Company has reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and has determined this intent is no longer present. These investments have been reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5,399 in the carrying amount of investments at February 28, 2004, and an increase in accumulated other comprehensive income of $5,399 for the year ended February 28, 2004 (March 1, 2003 – increase of $4,158).

Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value. Unrealized gains and losses on available-for-sale investments are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

The Company monitors its investment portfolio for impairment on a periodic basis, and assesses declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an appropriate write-down is recorded.

(h) Derivative financial instruments
The Company uses derivative financial instruments including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

SFAS 133, *Accounting for Derivative Instruments*, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged asset or liability. For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

(i) Inventories
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j) Impairment of long-lived assets
The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the excess of the carrying value over the fair value of the asset.

(k) Capital assets
Capital assets are stated at cost less accumulated amortization. No amortization is provided for on construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment, and tooling	Straight-line over terms between 2 and 8 years
Furniture and fixtures	20% per annum declining balance

During the year, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced to periods of three or four years from five years. The impact of this change was applied on a prospective basis commencing with the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4,275 in fiscal 2005. Of this amount, $1,750 was included in *Cost of sales*, and $2,525 was included in *Amortization*.

(l) Intangible assets
Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Licenses include licenses or agreements that the Company has negotiated with third-parties upon use of third-parties' technology. Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal defence costs arising out of the assertion of any Company-owned patents. Acquired technology consists of purchased developed technology arising from the Company's corporate acquisitions.

Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years
Licenses	Lesser of 5 years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements
Patents	Straight-line over 17 years

(m) Goodwill
Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment at the beginning of each year.

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

The Company has one reporting unit, which is the consolidated Company.

(n) Income taxes

The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

The Company has used the flow-through method to account for investment tax credits earned on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a reduction in income tax expense.

(o) Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Hardware

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Non-recurring engineering contracts

Revenue from non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Other

Revenue from the sale of accessories and original equipment manufacturer products ("OEM") radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Shipping and handling costs

Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in *Cost of sales*, otherwise they are included in *Selling, marketing and administration*.

Multiple-element arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

(p) Research and development

The Company is engaged at all times in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as an operating expense of the Company as incurred.

(q) Government assistance

The Company has received no government assistance in fiscal 2005 and 2004.

Government funding towards research and development expenditures received in fiscal 2003 was primarily with respect to grants from Technology Partnerships Canada on account of eligible scientific research and experimental development expenditures. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of related capital assets and all other assistance is credited against related expenses as incurred.

(r) Statements of comprehensive income (loss)

U.S. GAAP, SFAS 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 19, and changes in the fair value of investments available for sale as described in note 4. Realized gains (losses) on available-for-sale investments are reclassified into earnings using the specific identification basis.

(s) Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

50 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

(t) Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to capital stock.

Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, *Accounting for Stock Issued to Employees.*

SFAS 123, *Accounting for Stock-Based Compensation*, requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Net income (loss) – as reported	$ 213,387	$ 51,829	$ (148,857)
Stock-based compensation expense for the year	22,487	20,033	20,296
Net income (loss) – proforma	$ 190,900	$ 31,796	$ (169,153)
Proforma earnings (loss) per common share:			
Basic	$ 1.02	$ 0.20	$ (1.09)
Diluted	$ 0.98	$ 0.19	$ (1.09)
Weighted average number of shares outstanding (000's):			
Basic	187,653	159,300	155,272
Diluted	195,675	163,868	155,272

The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Number of options granted (000's)	315	3,148	1,912
Weighted average Black-Scholes value of each option	$ 31.58	$ 8.29	$ 4.29
Assumptions:			
Risk free interest rate	3.3%	3.0%	4.5%
Expected life in years	4.0	4.0	3.5
Expected dividend yield	0%	0%	0%
Volatility	69%	70%	70%

(u) Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, material usage and other related repair costs, and freight expense.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

(v) Advertising costs
The Company expenses all advertising costs as incurred. These costs are included in *Selling, marketing and administration*.

2. Adoption of Accounting Policies

(a) Stock-based compensation
In December, 2002 the Financial Accounting Standards Board ("FASB") issued SFAS 148, *Accounting for Stock-Based Compensation*. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based compensation. There was no effect on the Company's results of operations and financial position as a result of SFAS 148, as the Company has not yet adopted the fair-value based method.

(b) Other-than-temporary impairment of certain investments
The Emerging Issues Task Force released Issue No. 03-01 *Other-Than-Temporary Impairment and its Application to Certain Investments* ("EITF 03-01"). EITF 03-01 is applicable to companies with year-ends after December 15, 2003. In September 2004, the FASB delayed the implementation of EITF 03-01; however the disclosure requirements remain effective.

(c) Change in capital assets amortization method
During the year, the Company reviewed the estimated useful lives of capital assets used in manufacturing, and research and development operations and the application of the 20% declining balance amortization method. As a result of plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual amortization expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change in method of accounting was insignificant for fiscal 2005.

(d) Consolidation of variable interest entities
In December 2003, the FASB amended Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. The adoption of FIN 46R had no impact on the Company's consolidated financial statements.

3. Recently Issued Pronouncements

(a) Equity method of accounting to investments
In June 2004, the Emerging Issues Task Force released Issue No. 02-14 *Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock* ("EITF 02-14"). EITF 02-14 addresses the situation where an investor does not own an investment in the common stock, but exercises significant influence over the financial and operating policies of the Company. EITF 02-14 goes on to state that the equity method of accounting for investments should only be applied when the investor has investments in common stock, or in-substance common stock and has significant influence over the investee. The Company has determined that the adoption of EITF 02-14 has no impact on the Company's consolidated financial statements.

52 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

(b) Stock-based compensation

On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123(R)") *Accounting for Share-Based Payment*. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

(c) Inventory costs

In November 2004, the FASB issued SFAS 151 *Inventory Costs*. SFAS 151 amends Accounting Research Bulletin ("ARB") 43 to clarify the accounting treatment of several abnormal inventory type costs. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

(d) Exchanges of non-monetary assets

In December 2004, the FASB issued SFAS 153 *Exchanges of Non-Monetary Assets*. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This standard is in effect for exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

4. Cash and Cash Equivalents and Investments

(a) Cash and cash equivalents are recorded at fair value and comprise the following:

	February 26, 2005	February 28, 2004
Balances with banks	$ 26,005	$ 2,644
Money market investment funds	–	9,657
Certificates of deposit	10,012	255,199
Repurchase agreements	907	110,622
Commercial paper and corporate notes	573,430	778,297
	$ 610,354	$ 1,156,419

Cash and cash equivalents carry weighted average yields of 2.5% as at February 26, 2005 (February 28, 2004 – 1.0%).

(b) Investments consist of money-market and other debt securities and are classified as available-for-sale investments.

As at February 26, 2005, the contractual maturities of debt securities were as follows (at carrying value):

	Years to Maturity					
	Less than One Year	One to Five Years	Five to Ten Years	Over Ten Years	No Single Maturity Date	Total
Available-for-sale	$ 56,267	$ 675,902	$ –	$ 112,344	$ 224,850	$ 1,069,363

Securities with no single maturity date reflect asset-backed securities.

Available-for-sale investments are carried at fair value and comprise the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
As at February 26, 2005				
Government sponsored enterprise notes	$ 377,492	$ 82	$ (6,198)	$ 371,376
Asset-backed securities	227,255	39	(2,444)	224,850
Commercial paper and corporate bonds	352,173	813	(4,637)	348,349
Auction-rate securities	124,788	–	–	124,788
	$ 1,081,708	$ 934	$ (13,279)	$1,069,363
Classified as Short-Term	$ 314,931	$ 912	$ (348)	$ 315,495
Classified as Long-Term	766,777	22	(12,931)	753,868
Total	$1,081,708	$ 934	$ (13,279)	$1,069,363
As at February 28, 2004				
Government sponsored enterprise notes	$ 80,086	$ 300	$ –	$ 80,386
Asset-backed securities	90,043	1,350	(16)	91,377
Corporate bonds and notes	163,144	4,397	(19)	167,522
	$ 333,273	$ 6,047	$ (35)	$ 339,285
Classified as Short-Term	$ –	$ –	$ –	$ –
Classified as Long-Term	333,273	6,047	(35)	339,285
Total	$ 333,273	$ 6,047	$ (35)	$ 339,285

Realized gains and losses on available-for-sale securities comprise the following:

	February 26, 2005	February 28, 2004	March 1, 2003
Realized gains	$ –	$ 16	$ 10
Realized losses	–	(22)	(1)
	$ –	$ (6)	$ 9

Fair value and unrealized losses position for available-for-sale securities as at February 26, 2005.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Government sponsored enterprise notes	$ –	$ –	$ 351,685	$ 6,198	$ 351,685	$ 6,198
Asset-backed securities	–	–	215,683	2,444	215,683	2,444
Commercial paper and corporate bonds	56,267	155	237,989	4,482	294,256	4,637
	$ 56,267	$ 155	$ 805,357	$ 13,124	$ 861,624	$ 13,279

Unrealized losses for government sponsored enterprise notes, asset-backed securities and commercial paper and corporate bonds were caused by increases in interest rates. The Company does not believe that it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments, until there is a recovery of fair value, which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at February 26, 2005.

Investments carry weighted average yields of 3.1% as at February 26, 2005 (February 28, 2004 – 3.1%).

54 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

5. Inventory

Inventory is comprised as follows:

	February 26, 2005	February 28, 2004
Raw materials	$ 78,080	$ 35,119
Work in process	11,282	8,713
Finished goods	9,868	7,679
Provision for excess and obsolete inventory	(6,741)	(8,675)
	$ 92,489	$ 42,836

6. Capital Assets

Capital assets are comprised of the following:

	February 26, 2005		
	Cost	Accumulated amortization	Net book value
Land	$ 8,850	$ –	$ 8,850
Buildings, leaseholds and other	109,654	14,016	95,638
BlackBerry operations and other information technology	135,352	75,495	59,857
Manufacturing equipment, research and development equipment, and tooling	60,222	33,175	27,047
Furniture and fixtures	40,553	21,833	18,720
	$ 354,631	$ 144,519	$ 210,112

	February 28, 2004		
	Cost	Accumulated amortization	Net book value
Land	$ 8,850	$ –	$ 8,850
Buildings, leaseholds and other	70,326	11,343	58,983
BlackBerry operations and other information technology	91,950	47,605	44,345
Manufacturing equipment, research and development equipment, and tooling	57,156	28,176	28,980
Furniture and fixtures	18,621	12,070	6,551
	$ 246,903	$ 99,194	$ 147,709

As at February 26, 2005 the carrying amount of assets under construction is $15,849 (February 28, 2004 – $nil) and is including in Building, leaseholds and other.

For the year ended February 26, 2005, amortization expense related to Capital assets was $47,030 (February 28, 2004 – $35,067; March 1, 2003 – $27,997). During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain Capital assets no longer used by the Company; $618 of this amount is included in *Cost of sales*.

7. Intangible Assets

Intangible assets are comprised of the following:

	February 26, 2005		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 12,151	$ 6,045	$ 6,106
Licenses	86,352	31,107	55,245
Patents	28,082	5,693	22,389
	$ 126,585	$ 42,845	$ 83,740

	February 28, 2004		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 10,012	$ 3,746	$ 6,266
Licenses	52,216	15,299	36,917
Patents	25,156	4,070	21,086
	$ 87,384	$ 23,115	$ 64,269

The Company had been involved in patent litigation with Good Technology, Inc. ("GTI"). The Company and GTI (the "parties") entered into an agreement on March 26, 2004 whereby the parties signed a settlement and license agreement and consequently dismissed a series of pending lawsuits between the two companies. The parties entered into a settlement and royalty-bearing license agreement whereby RIM received a lump-sum settlement during the first quarter of fiscal 2005 as well as the right to ongoing quarterly royalties. The lump-sum settlement amount was credited to *Patents* in the first quarter of fiscal 2005, as a recovery of costs previously incurred by the Company. The settlement of this dispute was not material to the Company's financial position.

During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 was included in *Cost of sales* with the balance of $1,577 recorded as *Amortization expense*. Such charges reflected management's assessment of net realizable values.

For the year ended February 26, 2005, amortization expense related to intangible assets was $19,730 (February 28, 2004 – $19,462; March 1, 2003 – $2,848). Total additions to intangible assets in 2005 were $37,061 (2004 – $32,252).

Based on the carrying value of the identified intangible assets as at February 26, 2005, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows: 2006 – $25 million; 2007 – $16 million; 2008 – $7 million; 2009 – $6 million; and 2010 – $6 million. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements.

8. Acquisitions

During fiscal 2005, the Company completed two acquisitions. Effective March 2004, the Company purchased the assets of a company whose proprietary software products enable wireless access to a corporate email system using a handheld device. Effective February 2005, the Company acquired 100% of the common shares of a company that offers technology that will be incorporated into the Company's software.

56 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

As a result of the NTP resolution during the fourth quarter of fiscal 2005 as described in note 15, the Company has now recognized a deferred tax benefit of $1,083 related to a fiscal 2003 acquisition. This amount resulted in a reduction of *Goodwill*.

During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $478 and a return of consideration.

During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks.

The results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to February 26, 2005.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Assets purchased			
Capital assets	$ –	$ –	$ 317
Deferred tax asset	2,889	–	–
Acquired technology	2,140	–	7,326
Goodwill	(1,083)	(478)	16,193
	3,946	(478)	23,836
Liabilities assumed	58	–	1,275
Deferred income tax liability	–	–	357
	58	–	1,632
Net non-cash assets acquired	3,888	(478)	22,204
Cash acquired	23	–	117
Net assets acquired	$ 3,911	$ (478)	$ 22,321
Consideration			
Cash	$ 3,911	$ (478)	$ 22,107
Assumption of acquiree long-term debt	–	–	214
	$ 3,911	$ (478)	$ 22,321

The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. The Company's purchase price allocations with respect to the fiscal 2003 acquisitions resulted in goodwill of $16,193 of which $13,316 is expected to be deductible for tax purposes.

9. Income Taxes

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Statutory Canadian tax rate	36.1%	36.5%	38.3%
Expected income tax provision (recovery)	$ 25,703	$ 17,394	$ (44,817)
Differences in income taxes resulting from:			
Manufacturing and processing activities	(1,053)	(900)	3,951
Increase (decrease) in valuation allowance	(142,852)	29,100	61,969
Investment tax credits	(13,652)	–	–
Foreign exchange	(2,782)	3,820	(1,408)
Foreign tax rate differences	(5,444)	(45,088)	7,352
Enacted tax rate changes	–	(9,743)	4,835
Other differences	(2,146)	1,217	(130)
	$ (142,226)	$ (4,200)	$ 31,752

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Income (loss) before income taxes:			
Canadian	$ 55,136	$ 29,309	$ (102,954)
Foreign	16,025	18,320	(14,151)
	$ 71,161	$ 47,629	$ (117,105)

The provision for (recovery of) income taxes consists of the following:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Provision for (recovery of) income taxes:			
Current			
Canadian	$ 655	$ 484	$ (8)
Foreign	770	(4,684)	3,521
Deferred			
Canadian	(142,070)	–	27,593
Foreign	(1,581)	–	646
	$ (142,226)	$ (4,200)	$ 31,752

58 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Deferred income tax assets and liabilities consist of the following temporary differences:

As at	February 26, 2005	February 28, 2004
Assets		
Financing costs	$ 8,727	$ 13,170
Non-deductible reserves	7,370	3,492
Reserve related to NTP litigation (note 15)	92,837	–
Research and development incentives	42,920	68,802
Tax loss carryforwards	10,009	37,428
Capital assets	–	18,252
Other tax carryforwards	–	204
	161,863	141,348
Less: valuation allowance	–	139,455
Net deferred income tax assets	$ 161,863	$ 1,893
Liabilities		
Capital assets	4,313	–
Unrealized gains on financial instruments	5,070	1,893
Other tax carryforwards	2,280	–
	11,663	1,893
Net deferred income tax assets	$ 150,200	$ –

As a result of the NTP resolution during the fourth quarter of fiscal 2005 as described in note 15, the Company determined that it was more likely than not it can realize its deferred tax assets. Accordingly, a valuation allowance of $nil is required on its deferred tax assets (February 28, 2004 – $139,455). The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future events unfold, the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

10. Long-Term Debt

At February 26, 2005, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. The carrying value of the collateral at February 26, 2005 is $11,084. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

Interest expense on long-term debt for the year was $460 (February 28, 2004 – $771; March 1, 2003 – $852).

The scheduled long-term debt principal payments for the fiscal years 2006 through to maturity are as follows:

For the year ending	
2006	$ 223
2007	240
2008	257
2009	276
2010	5,731
	$ 6,727

As at February 26, 2005, the Company has a $70 million Letter of Credit Facility (the "Facility") with a Canadian financial institution and has utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter, as described in note 15. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and 2005 quarterly deposit obligations funded into the escrow bank account, which are shown as *Restricted cash* on the Company's consolidated balance sheets.

The Company has utilized an additional $5.1 million of the Facility to secure other operating and financing requirements. $16.9 million of the Facility was unused as at February 26, 2005. The Company has pledged specific investments as security for this Facility.

The Company has additional credit facilities in the amount of $16.3 million to support and secure other operating and financing requirements; as at February 26, 2005, $14.7 million of these facilities was unused. A general security agreement, a general assignment of book debts and cash has been provided as collateral for these facilities.

11. Capital Stock

(a) Share capital

The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of business on May 27, 2004. All common share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubled the number of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 26, 2005:

	Number Outstanding (000's)	
	Common shares	Common share purchase warrants
Balance as at March 2, 2002	157,582	150
Exercise of options	640	–
Common shares repurchased pursuant to Common Share Purchase Program	(3,878)	–
Balance as at March 1, 2003	154,344	150
Exercise of options	6,258	–
Exercise of warrants	78	(150)
Common shares issued pursuant to public share offering	24,150	–
Balance as at February 28, 2004	184,830	–
Exercise of options	4,655	–
Balance as at February 26, 2005	**189,485**	–

60 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

	Share Capital		
	Common shares	Common share purchase warrants	Total
Balance as at March 2, 2002	$ 894,380	$ 370	$ 894,750
Exercise of options	1,155	–	1,155
Common shares repurchased pursuant to the Common Share Purchase Program	(21,528)	–	(21,528)
Balance as at March 1, 2003	874,007	370	874,377
Exercise of options	49,771	–	49,771
Exercise of warrants	370	(370)	–
Common shares pursuant to public share offering, net of related costs	905,240	–	905,240
Balance as at February 28, 2004	1,829,388	–	1,829,388
Exercise of options	54,151	–	54,151
Deferred income tax benefit attributable to fiscal 2004 financing costs	8,727	–	8,727
Balance as at February 26, 2005	**$ 1,892,266**	**$ –**	**$ 1,892,266**

As a result of the NTP resolution during the fourth quarter of fiscal 2005, as described in notes 9 and 15, the Company has recognized a deferred tax asset of $8,727 with respect to share issue financing costs.

On January 22, 2004, the Company completed a public share issue of 24.2 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

On October 3, 2002, the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 7.6 million common shares, which approximated 5% of the common shares outstanding at that date. No shares were repurchased under this Common Share Purchase Program during fiscal 2004 or fiscal 2005. During the year ended March 1, 2003 the Company repurchased 3.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Purchase Program have been cancelled.

(b) Stock option plan

The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved a reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 5,512. As at February 26, 2005, there were 11,151 options outstanding with exercise prices ranging from $1.22 to $88.97. Options issued and outstanding for 4,505 common shares are vested as at February 26, 2005 and there are 6,294 common shares available for future grants under the stock option plan.

A summary of option activity since March 2, 2002 is shown below:

	Options Outstanding	
	Number (in 000's)	Weighted Average Exercise Price
Balance as at March 2, 2002	20,172	$ 9.41
Granted during the year	1,912	8.21
Exercised during the year	(640)	1.94
Forfeited during the year	(1,242)	15.68
Balance as at March 1, 2003	20,202	$ 9.15
Granted during the year	3,148	15.17
Exercised during the year	(6,258)	7.06
Forfeited during the year	(1,074)	13.98
Balance as at February 28, 2004	16,018	$ 10.82
Granted during the year	315	58.45
Exercised during the year	(4,655)	10.19
Forfeited during the year	(527)	10.49
Balance as at February 26, 2005	**11,151**	**$ 12.44**

The weighted average characteristics of options outstanding as at February 26, 2005 are as follows:

	Options Outstanding (000's)			Options Exercisable (000's)	
Range of exercise prices	Number Outstanding at February 26, 2005	Weighted average remaining life in years	Weighted average exercise price	Number Outstanding at February 26, 2005	Weighted average exercise price
$ 1.22 – $ 1.81	1,659	1.83	$ 1.30	1,635	$ 1.29
$ 1.94 – $ 2.83	604	0.60	2.12	602	2.12
$ 2.97 – $ 4.44	767	1.00	3.89	428	3.90
$ 4.49 – $ 6.56	401	3.85	5.24	125	5.17
$ 6.77 – $ 10.15	3,172	4.54	8.18	339	8.34
$ 10.19 – $ 15.26	2,223	3.83	11.49	717	11.25
$ 15.40 – $ 22.92	538	3.50	18.86	116	19.00
$ 23.17 – $ 34.57	629	2.80	26.89	238	26.70
$ 34.82 – $ 51.65	931	5.09	39.74	278	39.93
$ 53.61 – $ 79.81	169	5.62	58.58	27	56.64
$ 80.65 and over	58	6.77	82.20	–	–
Total	11,151	3.44	$ 12.44	4,505	$ 8.40

62 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

12. Commitments and Contingencies

(a) Lease commitments

The Company is committed to future minimum annual lease payments under operating leases as follows:

	Real Estate	Equipment	Total
For the year ending			
2006	$ 3,205	$ 285	$ 3,490
2007	2,638	228	2,866
2008	2,077	152	2,229
2009	1,483	7	1,490
2010	1,534	–	1,534
Thereafter	6,164	–	6,164
	$ 17,101	$ 672	$ 17,773

For the year ended February 26, 2005, the Company incurred rental expense of $3,023 (February 28, 2004 – $2,197; March 1, 2003 – $2,272).

(b) Other litigation

RIM received a letter in the first quarter of fiscal 2004 wherein Inpro II Licensing S.à.r.l. ("Inpro") suggested that RIM may require a license of two patents held by Inpro (the "Inpro Patents"). On October 31, 2003, following a thorough review of the Inpro Patents, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division (the "Texas Action"), in which RIM sought a ruling that the Inpro Patents are invalid and/or not infringed by RIM. In November 2003, Inpro filed an action in the U.S. District Court for the District of Delaware (the "Delaware Action") against RIM and one of its customers asserting infringement of one of the Inpro Patents which, in very general terms, relates to electronic devices having user-operable input means such as a thumb wheel. Inpro sought a preliminary and permanent injunction and an unspecified amount of damages. The parties stipulated to a Final Judgement, which was issued December 28, 2004 dismissing the Delaware Action on the basis that RIM and its customer do not infringe on the Inpro Patent-in-suit. On January 21, 2005, Inpro filed a Notice of Appeal in relation to the Delaware Action to the Court of Appeals for the Federal Circuit in Washington DC which remains pending. The Company amended its Complaint in the Texas Action to withdraw issues relating to the Inpro Patent-in-suit in the Delaware Action. On March 18, 2005, Inpro's motion to dismiss the Texas Action on procedural grounds was granted for lack of personal jurisdiction of Inpro in the State of Texas. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

On March 22, 2005 a complaint was filed on behalf of the Board of Regents of the University Of Texas System ("UT") in the United States District Court for the Western District of Texas, Austin Division, against RIM (and its U.S. subsidiary), along with 17 other Defendants, alleging infringement of United States Patent No. 4,674,112 (the "UT Patent"). The UT Patent, titled "Character Pattern Recognition and Communications Apparatus", was filed on September 6, 1985 and has an expiration date of September 6, 2005. The complaint alleges that RIM's 7100t handheld products sold in the United States infringe the UT Patent. UT is seeking unspecified damages and temporary and permanent injunctive relief against all Defendants, including RIM. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the UT action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

In addition, RIM has received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the U.S. District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the U.S. District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Eatoni action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005, the hearing which will not take place before the fourth quarter of calendar year 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13. Product Warranty

The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

64 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

The change in the Company's accrued warranty obligations from March 2, 2002 to February 26, 2005 was as follows:

Accrued warranty obligations at March 2, 2002	$	3,355
Actual warranty experience during fiscal 2003		(577)
Fiscal 2003 warranty provision		5,465
Adjustments for changes in estimate		(3,073)
Accrued warranty obligations at March 1, 2003	$	5,170
Actual warranty experience during fiscal 2004		(3,946)
Fiscal 2004 warranty provision		8,648
Adjustments for changes in estimate		(626)
Accrued warranty obligations at February 28, 2004	$	9,246
Actual warranty experience during fiscal 2005		**(6,133)**
Fiscal 2005 warranty provision		**24,732**
Adjustments for changes in estimate		**(13,188)**
Accrued warranty obligations at February 26, 2005	$	**14,657**

14. Government Assistance

The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100. The Company has recorded $nil on account of TPC royalty repayment expense with respect to TPC-1 during fiscal 2005 (February 28, 2004 – $2,530; March 1, 2003 – $925). The final repayment with respect to TPC-1 was made during the first quarter of fiscal 2005.

The second agreement with TPC was for a three-year research and development project ("TPC-2") under which total contributions from TPC would be a maximum amount of $23,300 (the "contribution commitment"). The Company is of the view that it had fulfilled all prerequisite funding conditions and had recorded all of the contribution commitment as at February 28, 2004, and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross revenues arising from the sale of certain products. The Company is obligated to pay royalties on revenues from the sale of third-generation wireless handheld devices up to February 28, 2007, after which time the royalty base is expanded to include revenues from additional products. Royalties would continue to be paid up to a maximum amount of $39,300. No liability amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

Government assistance has been applied to reduce gross research and development expense as follows:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Gross research and development	$ **101,180**	$ 62,638	$ 64,952
Government funding	**–**	–	9,036
Net research and development	$ **101,180**	$ 62,638	$ 55,916

15. Litigation Award

The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

Fiscal 2002

In November 2001, the Company was served with a complaint filed by NTP, alleging that RIM had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

Fiscal 2003

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sold in the United States infringed on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

Fiscal 2004

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as *Restricted cash* on the Consolidated Balance Sheets as at February 28, 2004.

Fiscal 2005

During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as *Restricted cash* on the Consolidated Balance Sheets as at May 29, 2004.

During the second quarter of fiscal 2005, the Company recorded an expense of $18.3 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest. The $18.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as *Restricted cash* on the Consolidated Balance Sheets as at August 28, 2004.

66 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

During the third quarter of fiscal 2005, the Company recorded an expense of $24.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $20.3 million attributable to enhanced compensatory damages and postjudgment interest attributable to the third quarter of fiscal 2005 was classified as *Restricted cash* on the Consolidated Balance Sheets as at November 27, 2004.

On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appeared in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. As a result, the Appeals Court would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV (independent software vendor) partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. The Company and NTP are currently working to finalize the definitive agreements.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $22.1 million attributable to enhanced compensatory damages and postjudgment interest with respect to the fourth quarter of fiscal 2005 was classified as *Restricted cash* on the Consolidated Balance Sheets as at February 26, 2005.

During fiscal 2005, the Company recorded a total expense of $352.6 million.

16. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share.

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Numerator for basic and diluted earnings (loss) per share available to common stockholders	$ 213,387	$ 51,829	$ (148,857)
Denominator for basic earnings (loss) per share – weighted average shares outstanding	187,653	159,300	155,272
Effect of dilutive securities:			
Employee stock options	8,786	8,080	–
Denominator for basic and diluted earnings (loss) per share – weighted average shares outstanding	196,439	167,380	155,272
Earnings (loss) per share			
Basic	$ 1.14	$ 0.33	$ (0.96)
Diluted	$ 1.09	$ 0.31	$ (0.96)

Stock options and common share purchase warrants were excluded from the diluted loss per share figures for 2003, as they were anti-dilutive.

17. Comprehensive Income (Loss)

The components of comprehensive income (loss) are shown in the following table:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Net income (loss)	$ 213,387	$ 51,829	$ (148,857)
Net change in unrealized gains (losses) on available-for-sale investments	(18,357)	1,854	4,158
Net change in derivative fair value during the year, net of income taxes of $10,429 (February 28, 2004 – $nil; March 1, 2003 – $nil)	8,446	11,941	5,958
Amounts reclassified to earnings during the year, net of income taxes of $5,359 (February 28, 2004 – $nil; March 1, 2003 – $nil)	(4,340)	(9,912)	(1,041)
Comprehensive income (loss)	$ 199,136	$ 55,712	$ (139,782)

The components of accumulated other comprehensive income are as follows:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Accumulated net unrealized gains (losses) on available-for-sale investments	$ (12,345)	$ 6,012	$ 4,158
Accumulated net unrealized gains on derivative instruments	9,574	5,468	3,439
Total accumulated other comprehensive income (loss)	$ (2,771)	$ 11,480	$ 7,597

68 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

18. Supplemental Information

(a) Net changes in working capital items

	February 26, 2005	February 28, 2004	February 28, 2003
Trade receivables	$ (115,246)	$ (54,410)	$ 1,958
Other receivables	(18,257)	(7,611)	1,473
Inventory	(49,653)	(11,561)	6,202
Other current assets	(1,346)	512	(525)
Accounts payable	32,894	16,976	7,059
Accrued liabilities	16,528	16,123	17,555
Accrued litigation and related expenses	351,218	33,690	50,702
Restricted cash	(75,717)	(36,261)	–
Income taxes payable	1,465	(3,225)	2,106
Deferred revenue	(263)	2,162	4,563
	$ 141,623	$ (43,605)	$ 91,093

(b) Statement of cash flows

The following summarizes interest and income taxes paid:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Interest paid during the year	$ 460	$ 770	$ 852
Income taxes paid (refunded) during the year	879	(196)	1,070

(c) Accrued liabilities

The following items are included in the accrued liabilities balance:

	February 26, 2005	February 28, 2004
Airtime purchase costs	$ 6,932	$ 17,486
Marketing costs	19,613	13,081
Warranty	14,657	9,246
Royalties	11,726	10,042
Other	34,205	20,683
	$ 87,133	$ 70,538

(d) Other information

Advertising expense, which includes media, agency and promotional expenses totalling $29,208 (February 28, 2004 – $18,206; March 1, 2003 – $15,079) is included in *Selling, marketing and administration* expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $418 (February 28, 2004 – gain of $2,156; March 1, 2003 – gain of $293).

19. Financial Instruments

Values of financial instruments outstanding were as follows:

	February 26, 2005		
	Notional Amount	Carrying Amount	Estimated Fair Value
Assets (Liabilities)			
Cash and cash equivalents	$ –	$ 610,354	$ 610,354
Available-for-sale investments	–	1,069,363	1,069,363
Long-term debt	–	(6,727)	(7,079)
Currency forward contracts	295,761	14,597	14,597

	February 28, 2004		
	Notional Amount	Carrying Amount	Estimated Fair Value
Assets (Liabilities)			
Cash and cash equivalents	$ –	$ 1,156,419	$ 1,156,419
Available-for-sale investments	–	339,285	339,285
Long-term debt	–	(6,433)	(6,808)
Currency forward contracts	208,850	5,399	5,399

For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2005 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 26, 2005 approximately 2% of cash and cash equivalents, 42% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2004 – 2%, 26%, and 18%, respectively). These foreign currencies include the Canadian dollar, British Pound and Euro.

As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward foreign currency contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euros and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. The maturity dates of these instruments range from March 2005 through to January 2008. These cash flow hedges were fully effective at February 26, 2005. As at February 26, 2005, the unrealized gain on these forward contracts was approximately $14,644 (February 28, 2004 – $5,468; March 1, 2003 – $3,439). These amounts were included in *Other current assets* and *Accumulated other comprehensive income*.

70 Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments are in March 2005. As at February 26, 2005, a gain of $482 was recorded in respect of this amount (February 28, 2004 – loss of $69; March 1, 2003 – gain of $419). This amount was included in *Selling, marketing and administration.*

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Euros and purchase U.S. dollars and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged assets. The maturity dates of these instruments range from March 2005 to April 2005. As at February 26, 2005, a loss of $529 was recorded in respect of this amount (February 28, 2004 – $nil; March 1, 2003 – $nil). This amount was included in *Selling, marketing and administration*.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 26, 2005 the maximum exposure to a single counterparty was 38% of outstanding derivative instruments (February 28, 2004 – 43%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 28, 2004 – no single issuer represented more than 4% of the total cash, cash equivalents and short-term investments).

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at February 26, 2005 is $1,697 (February 28, 2004 – $2,379).

While the Company sells its products and services to a variety of customers, as at February 26, 2005 two customers comprised 23%, and 12% of trade receivables (February 28, 2004 – two customers comprised 24%, and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's revenue (February 28, 2004 – two customers comprised 15% and 13%; March 1, 2003 – one customer comprised 12%).

20. Segment Disclosures

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Revenue			
Canada	$ 123,853	$ 54,847	$ 21,788
United States	914,364	446,000	255,466
Other	312,230	93,769	29,478
	$ 1,350,447	$ 594,616	$ 306,732
Revenue			
Canada	9.2%	9.2%	7.1%
United States	67.7%	75.0%	83.3%
Other	23.1%	15.8%	9.6%
	100.0%	100.0%	100.0%

For the year ended	February 26, 2005	February 28, 2004	March 1, 2003
Revenue mix			
Handhelds	$ 933,989	$ 343,154	$ 122,711
Service	235,015	171,215	129,332
Software	131,811	47,427	21,655
Other	49,632	32,820	33,034
	$ 1,350,447	$ 594,616	$ 306,732

As at	February 26, 2005	February 28, 2004
Capital, intangible assets and goodwill		
Canada	$ 290,691	$ 209,766
United States	26,216	28,206
Foreign	5,971	4,115
	$ 322,878	$ 242,087
Total assets		
Canada	$ 679,309	$ 333,811
United States	829,534	904,604
Foreign	1,112,151	698,362
	$ 2,620,994	$ 1,936,777

21. Comparative Figures

Certain of the prior years' figures have been reclassified to conform to the current year presentation.

Corporate Information

Executive Officers

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Balsillie
Chairman and Co-Chief Executive Officer

Dennis Kavelman
Chief Financial Officer and Corporate Secretary

Larry Conlee
Chief Operating Officer,
Product Development and Manufacturing

Don Morrison
Chief Operating Officer,
BlackBerry

Board of Directors

Jim Balsillie
Chairman and Co-Chief Executive Officer

Mike Lazaridis
President and Co-Chief Executive Officer

Douglas Fregin
Vice President,
Operations

Douglas Wright, O.C. [1,2]
President Emeritus,
University of Waterloo

E. Kendall Cork [1,2]
Managing Director,
Sentinel Associates Ltd.

Jim Estill 1
Chief Executive Officer,
SYNNEX Canada Ltd.

John Richardson, FCA [1]
Chairman,
Ontario Pension Board

[1] Audit Committee
[2] Compensation Committee

Shareholder Information

Annual Meeting of Shareholders

Monday, July 18, 2005 at 6:30pm
At the Perimeter Institute For Theoretical Physics
31 Caroline Street North
Waterloo, Ontario, Canada

Shareholder Inquiries

Investor Relations
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6990
Email: investor_relations@rim.com

Transfer Agent

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1
Tel: (+1) 800-332-0095
Fax: (+1) 866-249-7775

Auditors

Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P.O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

Stock Exchange Listings

Nasdaq National Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office

Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Website

www.rim.com

Printed in Canada

RIM

295 Phillip Street
Waterloo, Ontario, Canada
N2L 3W8
Tel: 519.888.7465
Fax: 519.888.6906
Email: investor_relations@rim.com
www.rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date: June 23, 2005

By: [signature]
Name: Dennis Kavelman
Title: Chief Financial Officer